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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*


                     Pennsylvania Manufacturers Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  Class A Common Stock, $5 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   708870209
                                 ---------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 708870209             13G                        Page 2  of  6 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Edward H. Owlett

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

                Citizen of the United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

              864,700 shares
        6  SHARED VOTING POWER

               85,500 shares
        7  SOLE DISPOSITIVE POWER

              864,700 shares
        8  SHARED DISPOSITIVE POWER

               85,500 shares
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           950,200 shares
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       9.6%
12 TYPE OF REPORTING PERSON*

       IN
                     *SEE INSTRUCTION BEFORE FILLING OUT!
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                                 SCHEDULE 13G

CUSIP No. 708870209                                         Page 3 of 6 Pages


ITEM 1(A)       NAME OF ISSUER:

                    Pennsylvania Manufacturers Corporation

ITEM 1(B)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    The PMA Building, 380 Sentry Parkway, Blue Bell, Pennsylvania 19422-2328

ITEM 2(A)       NAME OF PERSON FILING:

                    Edward H. Owlett

ITEM 2(B)       ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

                    One Charles Street, Wellsboro, PA  16901

ITEM 2(C)       CITIZENSHIP:

                    Citizen of the United States of America

ITEM 2(D)       TITLE OF CLASS OF SECURITIES:

                    Class A Common Stock, $5 par value per share

ITEM 2(E)       CUSIP NUMBER:

                    708870209

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                    Not applicable.
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                                 SCHEDULE 13G

CUSIP No. 708870209                                         Page 4 of 6 Pages


ITEM 4          OWNERSHIP:

                (a)  Amount Beneficially Owned:
                     950,200 shares (1)

                (b)  Percent of Class:
                     9.6%(1)

                (c)  Number of Shares as to which such person has:

                     (i)   sole power to vote or direct the vote: 864,700
                           shares(1)

                     (ii) shared power to vote or direct the vote: 85,500 shares(1)

                     (iii) sole power to dispose or to direct the disposition
                           of: 864,700 shares(1)

                     (iv) shared power to dispose or to direct the disposition of: 85,500 shares(1)

                ___________________
                (1) Represents (i) 788,160 shares of the Company's Common Stock, $5 par value per share, or 5.3% of the outstanding shares of the Company's Common Stock, which are convertible into 788,160 shares of the Company's Class A Common Stock, and (ii) 162,040 shares of the Company's Class A Common Stock. Of these shares, (i) 385,200 shares of Common Stock and 9,500 shares of Class A Common Stock are held in certain Owlett family trusts, and Mr. Owlett shares voting and dispositive power with Citizens & Northern Bank with respect to 47,500 of such shares of Common Stock and 9,500 of such shares of Class A Common Stock; and (ii) 20,660 shares of Common Stock and 7,840 shares of Class A Common Stock are held by Mr. Owlett's wife, and Mr. Owlett disclaims beneficial ownership of the shares held by his wife. This total also includes 152,250 shares of Common Stock and 30,450 shares of Class A Common Stock held in certain trusts for which Mr. Owlett serves as trustee; Mr. Owlett disclaims beneficial ownership of the shares held in these trusts. On each matter submitted to the Company's shareholders for a vote, holders of the Company's Common Stock are entitled to ten votes per share, and holders of the Company's Class A Common Stock are entitled to one vote per share. Therefore, based upon total shares outstanding of 14,850,789 shares of Common Stock and 9,117,735 shares of Class A Common Stock, which information has been supplied by the Company, and assuming no conversions of shares of Common Stock into Class A Common Stock, Mr. Owlett is entitled to cast 5.1% of the total votes that could be cast on a matter submitted to the Company's shareholders for a vote.
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                                 SCHEDULE 13G

CUSIP No. 708870209                                         Page 5 of 6 Pages


ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                Not applicable.

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Common Stock beneficially owned by Mr. Owlett, except that the right to receive dividends with respect to (i) the shares held by the Owlett family trusts described above, (ii) the shares held by certain other trusts of which Mr. Owlett serves as trustee described above and (iii) shares held by Mr. Owlett's wife, are held by such respective persons. Also, Mr. Owlett's wife has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by her. None of these trusts or Mr. Owlett's wife, however, beneficially own more than 5% of the Company's Class A Common Stock or Common Stock.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                Not applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                Not applicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP:

                Not applicable.

ITEM 10   CERTIFICATION:

                Not applicable.
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                                 SCHEDULE 13G

CUSIP No. 708870209                                         Page 6 of 6 Pages

SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:    February 11, 1998                   /s/ Edward H. Owlett
     ------------------------                --------------------
                                             Edward H. Owlett